
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 4, 2007

via U.S. mail and facsimile
Mr. Robert C. Mussehl,
Agent for Service
Mogul Energy International, Inc.
520 Pike Street, Suite 2210
Seattle, Washington 98101

> **Re:** **Mogul Energy International, Inc.**
> **Amendment No. 3 to Registration Statement on**
> **Form SB-2**
> **Filed April 24, 2007**
> **File No. 333-138806**

Dear Mr. Mussehl:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements, page 60

1.   We note that you retroactively restated your financial statements to record an impairment of your Fairlight properties. Please provide disclosures set forth in paragraph 26 of SFAS 154. Furthermore, your auditors should revise their report to reference the accounting change, as indicated by AU 420.12.

Statements of Cash Flows, page 64

2.   Your cash used for investing activities does not appear to be mathematically accurate for the year ended December 31, 2006, and the inception-to-December 31, 2006 period. Please revise to correct the inaccuracies.

Note 2 – Accounting Policies, page 65

Oil and Gas Properties, page 65

3.   We note that you acknowledge in your response to comment 2 of our letter dated April 18, 2007, that ceiling test is to be performed at each balance sheet date. However, your disclosure in first sentence of the second paragraph under, "Oil and Gas Properties," sub-header indicates that you perform the ceiling test annually. Please revise to state that you perform a ceiling test quarterly.

Closing Comments

As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Mr. Robert C. Mussehl
Mogul Energy International, Inc.
May 4, 2007
Page 3

You may contact Ryan Milne at (202) 551-3688 or, in his absence, April Sifford at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3745 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Joseph Sierchio, Esq. (via facsimile)
        M.Duru
        R. Milne
        A. Sifford